F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

        Spectrum Signal Processing Announces Second Quarter Results and
                       Changes to Senior Management Team

Burnaby, B.C., Canada - July 19, 2001 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY) today announced its financial results for the second quarter and six month period ended June 30, 2001. Spectrum reports all results in U.S. dollars.

Sales for the second quarter of 2001 totaled US $5.5 million, down from sales of US $7.3 million for the same period a year earlier. Spectrum recorded a cash loss or negative EBITDA (earnings before interest, taxes, depreciation and amortization) of $(0.5 million) or $(0.04) per share for the second quarter of 2001, compared to EBITDA of $0.1 million or $0.01 per share for the second quarter of 2000.

Spectrum's net loss for the latest quarter totaled $(2.4 million) or $(0.20) per share, compared to a net loss of $(0.6 million) or $(0.05) per share for the second quarter of 2000. In the second quarter of 2001 Spectrum recorded a one time charge of $(1.5 million) or $(0.12) per share related to the write-off of the unamortized balance of goodwill associated with the Company's 1998 acquisition of Alex Computer Systems. The pro forma net loss for the latest quarter, which excludes the one time charge, totaled $(0.9 million) or $(0.08) per share. Spectrum's gross margin was 59% for the latest period versus 60% for the same period a year earlier.

For the first half of 2001 Spectrum recorded total sales of $10.5 million, compared to sales of $11.5 million for the same period a year earlier. Negative EBITDA for the first six months of 2001 totaled $(1.5 million) or $(0.12) per share, compared to $(1.3 million) or $(0.13) per share for the same period in 2000. Spectrum's net loss for the first six months of 2001 totaled $(3.8 million) or $(0.31) per share, compared to a net loss of $(2.3 million) or $(0.23) per share for the first six months of 2000. The pro forma net loss for the first six months of 2001, excluding the one time charge, totaled $(2.3 million) or $(0.19) per share. Spectrum's gross margin for the first six months of 2001 was 60%, unchanged from a year earlier.

"In keeping with the revised guidance Spectrum issued July 5, 2001, sales were below our initial expectations for the latest quarter," said Pascal Spothelfer, Spectrum's President and CEO. "Clearly, many of our customers are feeling the effects of a weaker U.S. economy and are spending less or delaying decisions until market conditions improve. However, we are more convinced than ever that our focus on the communications infrastructure equipment market provides significant long-term growth opportunities. In the second quarter we launched a series of new wireless products which will be followed this month by the release of our first aXs(TM) voice over packet product, and we expect to see first design-ins of these products in the second half of this year," Mr. Spothelfer said.

"Despite the weak market environment, management expects the Company to generate sufficient cash flow to fund operations for the foreseeable future, and does not anticipate reducing staff levels at this time," Mr. Spothelfer added.


                                    - more -

 ..2/

Spectrum also announced several changes to its senior management team, primarily in the company's Wireless Systems division. The changes are intended to streamline the Wireless Systems' engineering organization and increase its sales and marketing focus. Effective immediately, Brian Lowe, currently Vice President of Spectrum's Wireless Systems division is moving to the position of Vice President, Sales, Wireless Systems. Randy Tkatch, currently Director of Engineering in the Wireless Systems group will become Vice President, Engineering, Wireless Systems. Spectrum has also initiated a search for a Vice President, Marketing, Wireless Systems division. All three of these positions will report directly to Mr. Spothelfer.

In addition, Spectrum will begin to transition employees from the Company's corporate Technology Group into the Wireless Systems division where they will continue their work under the guidance of Mr. Tkatch. The Technology Group focuses on ASIC design and system level software development, and its ongoing projects are most closely aligned with the strategic direction Spectrum is taking with its Wireless Systems division. As a result of the decision to align the Technology Group with the Wireless Systems division, Spectrum's Chief Technology Officer, David Hobbs has decided to leave the Company to pursue other opportunities. However, Mr. Hobbs will continue to contribute his valuable experience to Spectrum as a member of the Company's Technology Advisory Committee.

"The changes we announced today will enable our Wireless Systems group to pursue its markets more effectively," said Mr. Spothelfer. "Brian Lowe has been with Spectrum since 1992. He took on the challenge of building our Wireless Systems division when we reorganized the company in 2000, and now that he has fulfilled his mandate he returns to his sales roots to head up our Wireless sales initiative. Randy Tkatch, joined Spectrum last year. His experience, business sense and strong leadership skills will be major assets as he heads up our largest engineering group. Finally, we will complement the senior management team with a new Vice President Marketing who possesses specific wireless industry background and experience," said Mr. Spothelfer.

"I would also like to thank David Hobbs for his commitment and great contributions during his 11 years at Spectrum. Dave continuously pushed the technological envelope and as the "father" of Spectrum's Solano(TM) ASIC he created a key piece of intellectual property, which will be an essential element of our new product architectures. I look forward to continuing to work with Dave in his role on the Technology Advisory Committee. Personally, and on behalf of the company, I wish him much success in his future endeavors," said Mr. Spothelfer.

Spectrum will conduct a conference call and live audio webcast on July 20th at 9:00am Eastern / 6:00 am Pacific time. The call can be accessed by dialing 1-800-273-9672, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from July 20th to July 27th and can be accessed by dialing 1-416-695-5800, followed by the access code 846244.

Business Outlook
The following statements regarding the business outlook for Spectrum for fiscal 2001 are based on current expectations. These statements are forward-looking, and actual results may differ materially due to a number of risk factors. These statements do not include the potential impact of any mergers, acquisitions, or other business combinations that may be completed after July 19, 2001.

Spectrum's strategic transition into new markets, namely the commercial wireless and Voice over Packet (VoP) markets, and the current economic downturn and volatility in the telecommunications sector make it particularly difficult at present to predict product demand and other related matters. As indicated, Spectrum revised its expectations for annual revenue growth on July 5, 2001. The Company previously expected revenue for 2001 to increase by 13% to 17%, compared to 2000. Due to weakening economic and market conditions, however, the Company has reduced its revenue growth expectations for 2001 to a

                                    - more -

 ..3/

range of 2% to 4% above 2000 levels. The reduced revenue growth expectations may be subject to further revisions in the final half of 2001, if market conditions warrant.

The Company's guidance with respect to gross margin percentage levels remains unchanged for fiscal 2001, and is expected to be maintained at historic levels of between 57% and 60%, depending on product mix and order volumes. Spectrum expects overall operating margins before amortization to be in the range of (-9%) to (-11%), unchanged from the guidance provided on April 17, 2001. The expected negative margins primarily reflect the impact of significant investments by Spectrum to penetrate the commercial wireless and VoP markets.

Spectrum continues to make significant investments in R&D. The Company has, however, scaled back some discretionary R&D funding in the short term. As announced July 5, 2001, R&D spending is now expected to be between 28% and 30% of overall revenue, a decrease of approximately 1 percentage point from previous guidance provided on April 17, 2001. R&D spending will continue to be targeted at very focused new product development within the Network Solutions and Wireless Systems groups. This level of spending continues to represent a substantial increase from R&D spending levels in 2000 and 1999. Management believes these investments offer the best path to create long-term technology differentiation, build the company and increase shareholder value.

Forward-Looking Safe Harbor Statement
The statements by Pascal Spothelfer and the above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the Voice over Packet or commercial wireless markets, government spending, changes in customer order patterns, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets wireless signal and voice-over-packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

Spectrum Contact:
Karen Elliott
Manager, Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com


                                    - more -

 ..4/

                                                         Spectrum Signal Processing, Inc.
                                                           Consolidated Balance Sheets
                                     (Expressed in thousands of United States dollars, except share amounts)
                               Prepared in accordance with United States generally accepted accounting principles


                                                                                                December 31,          June 30,
ASSETS                                                                                              2000                2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Audited)           (Unaudited)
Current assets
     Cash and cash equivalents                                                                    $ 2,538              $ 1,851
     Accounts receivable                                                                            7,598                5,642
     Inventories                                                                                    3,140                2,823
     Prepaid expenses                                                                                 148                  196
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   13,424               10,512

Property and equipment                                                                              3,030                3,130
Other assets                                                                                        2,005                   --
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                 $ 18,459             $ 13,642
===============================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------------

Current liabilities
     Accounts payable                                                                             $ 3,808              $ 3,167
     Accrued liabilities                                                                            1,924                1,501
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    5,732                4,668

Stockholders' equity
Share capital
     Authorized: 50,000,000 common shares, no par value
     Issued: 12,547,285 (2000 - 12,373,168)
     Outstanding: 12,313,985 (2000 - 12,139,868)                                                   21,125               21,307
Additional paid-in capital                                                                            216                  227
Warrants                                                                                              423                  412
Treasury stock, at cost, 233,300 shares (2000 - 233,300)                                           (1,232)              (1,232)
Deficit                                                                                            (6,181)              (9,982)
Accumulated other comprehensive income
     Cumulative translation adjustments                                                            (1,624)              (1,758)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   12,727                8,974
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                 $ 18,459             $ 13,642
===============================================================================================================================


                                    - more -

 ..5/


                        Spectrum Signal Processing, Inc.
      Consolidated Statements of Operations and Retained Earnings (Deficit)
   (Expressed in thousands of United States dollars, except per share amounts)
 Prepared in accordance with United States generally accepted accounting principles


                                                                           3 months ended June 30,      6 months ended June 30,
                                                                                   2000        2001        2000          2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                (Unaudited) (Unaudited) (Unaudited)  (Unaudited)
Sales                                                                           $  7,311    $  5,491    $ 11,472    $ 10,499
Cost of sales                                                                      2,904       2,276       4,574       4,250
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   4,407       3,215       6,898       6,249

Expenses
Administrative                                                                     1,137       1,276       2,393       2,482
Sales and marketing                                                                1,597       1,107       2,914       2,312
Research and development                                                           1,816       1,339       3,309       2,928
Amortization                                                                         347         434         713         858
Write-down of other assets                                                            --       1,468          --       1,468
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   4,897       5,624       9,329      10,048
-----------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                                                (490)     (2,409)     (2,431)     (3,799)

Other
Interest expense and bank charges                                                     13           1          14          23
Other income                                                                          (5)         (6)        (13)        (31)
----------------------------------------------------------------------------------------------------------------------------
                                                                                       8          (5)          1          (8)

Loss before income taxes                                                            (498)     (2,404)     (2,432)     (3,791)

Income tax expense (recovery)
Current                                                                              117           4         (62)         10
Deferred                                                                             (55)         --         (55)         --
----------------------------------------------------------------------------------------------------------------------------
                                                                                      62           4        (117)         10

----------------------------------------------------------------------------------------------------------------------------
Net loss                                                                            (560)     (2,408)     (2,315)     (3,801)
----------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                                      (4,268)     (7,574)     (2,513)     (6,181)

----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                          $ (4,828)   $ (9,982)   $ (4,828)   $ (9,982)
============================================================================================================================

Loss per share, basic and diluted                                               $  (0.05)   $  (0.20)   $  (0.23)   $  (0.31)

EBITDA                                                                                59        (507)     (1,312)     (1,473)

EBITDA per share, basic and diluted                                             $   0.01    $  (0.04)   $  (0.13)   $  (0.12)

Pro forma net earnings (loss), excluding one time charge                            (560)       (940)     (2,315)     (2,333)

Pro forma net earnings (loss) per share, excluding one time charge, basic and   $  (0.05)   $  (0.08)   $  (0.23)   $  (0.19)
diluted

Weighted average shares, basic and diluted (in thousands)                         10,285      12,296      10,241      12,263


                                     - 30 -